April 8, 2009
Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:	NTT DoCoMo, Inc. Form 20-F for the fiscal year ended March 31, 2008 Filed June 26, 2008

Dear Mr. Spirgel:
We respectfully submit this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via letter dated March 31, 2009, relating to the annual report on Form 20-F of NTT DoCoMo, Inc. (“DoCoMo”) for the fiscal year ended March 31, 2008 filed on June 26, 2008. For your convenience, we have included the text of the Staff’s comment below and have keyed our response accordingly.
Form 20-F for the fiscal year ended March 31, 2008
Item 15. Controls and Procedures, page 127
1. In future filings, please include management’s report on internal control over financial reporting and the report of your independent auditor on your internal control over financial reporting in the filing, instead of presenting those reports in the exhibits. We believe it is important to include these reports in Item 15 or in close proximity to your financial statements or management’s discussion of operating results.
Response: DoCoMo respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings and starting with the Form 20-F for the year ended March 31, 2009, it will include the management’s report on internal control over financial reporting and the report of our independent auditor on our internal control over financial reporting in Item 15 or in close proximity to our financial statements or management’s discussion of operating results of the Form 20-F.

Mr. Larry Spirgel
Securities and Exchange Commission
April 8, 2009
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In connection with our response to the Staff’s comment, DoCoMo acknowledges that:
•	DoCoMo is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DoCoMo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Kazuto Tsubouchi
Kazuto Tsubouchi Chief Financial Officer NTT DoCoMo, Inc.

cc:	Mr. Paul Monsour, Staff Accountant Mr. Terry French, Accountant Branch Chief (Securities and Exchange Commission)

cc:	Izumi Akai, Esq. Yoichiro Taniguchi, Esq. (Sullivan & Cromwell LLP)